INTELLECTUAL PROPERTY ASSIGNMENT

THIS ASSIGNMENT is made effective this 9th of February 1999, by Victoria and Guy Brooks (a.k.a. Kick Start Publishing) ("Assignor") having offices at 5255 Gulf Place West Vancouver, British Columbia, Canada and GreatestEscapes.com Inc., ("Assignee") a Nevada corporation, having offices at #450-800 West Pender Street, Vancouver, British Columbia Canada, V6C 2V6. The Assignor and Assignee are collectively referred to herein as the "Parties".

WHEREAS, the Assignor is the owner of Greatest Escapes Travel Report and Greatest Escapes Travel Webzine, and also if any trademark, travel names, associated registrations, etc., specifically relating to Greatest Escapes Travel Report and Greatest Escapes Travel Webzine.

Collectively referred to as "Property".

WHEREAS, the Assignee is interested in acquiring the Property including all domestic and foreign rights, registrations, and applications, from the Assignor, as part of the business to which the Property pertains, and the Assignor is interested in transferring the Property to the Assignee.

NOW, THEREFORE, the Assignor, for the sum of one United States dollar and other good and valuable consideration, the receipt, adequacy and sufficiency of which is acknowledged by the Assignor:

     1. Hereby sells, assigns, transfers and conveys to the Assignee, its successors and assigns, the Assignor's entire right, title and interest in and to the Property and its associated registrations and applications, both domestic and foreign, together with the good will of the business associated with and symbolized by the Property; which for greater clarity excludes copyrights retained by authors of materials which have been used by the Assignor, Kick Start Publishing, and

     a) Will, upon written request of Assignee, its successors and assigns, execute reasonable documents prepared at the expense of Assignee, its successors and assigns, to perfect its title to any and all rights in the Property conveyed hereunder; and

     b)   Will retain no rights in the Property or any use thereof; and


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     c)   Acknowledges Assignee's rights in the Property and will make no attempt, either directly or indirectly, to challenge those rights or undertake any act inconsistent with Assignee's rights, including but not limited to, attempting to register the Property or bringing any action or proceeding to contest the validity of the Property in any country, territory or region; and

     2. The Assignor represents that as of the effective date of this agreement the Assignor knows of no other actual or potential claims or actions by a third parties that would impair or have a tendency to impair the Property value of the Property.

     3. The Assignee agrees that it will not use the property in any way that would damage the good name and reputation of Victoria Brooks, Guy Brooks or Kick Start Publishing or the Assignor. In the event that Victoria Brooks, Guy Brooks, Kick Start Publishing or the Assignor, notifies the Assignee that they, in their sole discretion reasonably exercised feel that the property is being used in a way that damages their good name and reputation, the Assignee shall immediately desist from such use.

4. This Agreement shall be construed in accordance with the laws of British Columbia and may not be amended in whole or in part save by the written agreement of all the parties hereto:


IN WITNESS WHEREOF, Assignor has given legal effect to this Assignment by its duly authorized representatives, dated February 9, 199.

Kick Start Publishing
Authorized Signatories


By:  /s/ Victoria Brooks
     -------------------------------------
Victoria Brooks (in her personal capacity)

By:  /s/ Guy Brooks
     -------------------------------------
Guy Brooks (in his personal capacity)



GreatestEscapes.com, Inc.



/s/  [ILLEGIBLE]
---------------------------------------
Authorized Signatory


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